Exhibit 99.1

Audited Consolidated Financial Statements of

VERESEN INC.

For the years ended December 31, 2016 and 2015

February 28, 2017

Independent Auditor’s Report

To the Shareholders of

Veresen Inc.

We have audited the accompanying consolidated financial statements of Veresen Inc., which comprise the consolidated statement of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

Suite 3100, 111 5th Avenue SW, Calgary, Alberta, Canada T2P 5L3

T:+1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Veresen Inc. as at December 31, 2016 and December 31, 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

3

Veresen Inc.

Consolidated Statement of Financial Position

(Canadian $ Millions; number of shares in Millions)	December 31, 2016	December 31, 2015 (1)
Assets
Current assets
Cash and short-term investments	108	41
Distributions receivable	50	50
Accounts receivable and other (note 7)	27	17
Assets held for sale (note 4)	780	45

	965	153
Investments in jointly-controlled businesses (note 6)	1,431	1,261
Investments held at cost (note 16)	1,818	1,981
Pipeline, plant and other capital assets (note 8)	307	235
Intangible assets (note 9)	46	9
Due from jointly-controlled businesses (note 21)	3	42
Other assets	2	3
Assets held for sale (note 4)	—	880

	4,572	4,564

Liabilities
Current liabilities
Accounts payable and other (note 10)	73	41
Deferred revenue	3	2
Dividends payable	26	25
Current portion of long-term senior debt (note 11)	304	4
Liabilities associated with assets held for sale (note 4)	177	33

	583	105
Long-term senior debt (note 11)	903	920
Deferred tax liabilities (note 13)	209	254
Other long-term liabilities (note 12)	45	32
Liabilities associated with assets held for sale (note 4)	—	166

	1,740	1,477

Shareholders’ Equity
Share capital (note 14)
Preferred shares	536	536
Common shares (314 and 299 outstanding at December 31, 2016 and December 31, 2015, respectively)	3,482	3,354
Additional paid-in capital	28	4
Cumulative other comprehensive income	281	359
Accumulated deficit	(1,495)	(1,166)

	2,832	3,087

	4,572	4,564

(1)	Certain comparative figures have been reclassified as Assets Held for Sale (note 4)

Commitments and Contingencies (note 15)

Variable Interest Entities (note 20)

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Income (Loss)

(Canadian $ Millions, except per Common Share amounts (note 14))	Year ended December 31
	2016	2015 (1)
Equity income (note 6)	149	71
Dividend income	121	116
Operating revenues	53	91
Operations and maintenance	(24)	(39)
General and administrative	(38)	(25)
Project development	(133)	(85)
Depreciation and amortization	(19)	(27)
Interest and other finance	(39)	(43)
Foreign exchange and other	2	5
Asset impairment loss (note 16)	(103)	—
Gain on sale of assets (note 5)	—	37

Net income (loss) before tax	(31)	101
Current tax (note 13)	(11)	(37)
Deferred tax (note 13)	51	21

Net income from continuing operations	9	85
Discontinued operations (note 4)
Net income (loss) from discontinued operations before tax	(5)	12
Income tax on discontinued operations	2	(3)

Discontinued operations income (loss)	(3)	9

Net income, before extraordinary loss	6	94
Extraordinary loss, net of tax (note 18)	—	(10)

Net income	6	84
Preferred Share dividends	(26)	(24)

Net income (loss) attributable to Common Shares	(20)	60

Continuing operations	(0.05)	0.21
Discontinued operations	(0.01)	0.04
Extraordinary loss	—	(0.04)

Net income (loss) per Common Share	(0.06)	0.21

(1)	Certain comparative figures have been reclassified as discontinued operations (note 4)

See accompanying Notes to the Consolidated Financial Statements

Consolidated Statement of Comprehensive Income (Loss)

	Year ended December 31
(Canadian $ Millions)	2016	2015
Net income	6	84
Other comprehensive income (loss)
Unrealized foreign exchange gain (loss) on translation	(78)	424

Other comprehensive income (loss)	(78)	424

Comprehensive income (loss)	(72)	508
Preferred Share dividends	(26)	(24)

Comprehensive income (loss) attributable to Common Shares	(98)	484

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Cash Flows

	Year ended December 31
(Canadian $ Millions)	2016	2015
Operating
Net income	6	84
Net loss (income) from discontinued operations	3	(9)
Equity income (note 6 and 17)	(149)	(71)
Distributions from jointly-controlled businesses	276	221
Depreciation and amortization	19	27
Foreign exchange and other non-cash items	5	(6)
Deferred tax	(51)	(21)
Impairment on investment held at cost (note 16)	103	—
Gain on sale of assets (note 5)	—	(37)
Extraordinary loss, net of tax (note 18)	—	10
Changes in non-cash working capital (note 19)	9	17

Cash provided by continuing operations	221	215
Cash provided by discontinued operations (note 4)	56	72

	277	287

Investing
Proceeds from sale of assets (note 4 and 5)	81	420
Investments in jointly-controlled businesses	(316)	(60)
Return of capital from jointly-controlled businesses	—	29
Pipeline, plant and other capital assets	(69)	(16)

Cash provided (used) by continuing operations	(304)	373
Cash used by discontinued operations (note 4)	(1)	(7)

	(305)	366

Financing
Long-term debt issued (repaid), net of issue costs	345	(730)
Net change in credit facilities	(63)	25
Preferred Shares issued, net of issue costs	—	194
Common Share dividends paid	(180)	(107)
Preferred Share dividends paid	(26)	(24)
Repayments from (advances to) jointly-controlled businesses	41	(2)
Other	—	(6)

Cash provided (used) by continuing operations	117	(650)
Cash used by discontinued operations (note 4)	(10)	(8)

	107	(658)

Increase (decrease) in cash and short-term investments	79	(5)
Effect of foreign exchange rate changes on cash and short-term investments	1	12
Cash and short-term investments at the beginning of the year - continuing operations	41	36
Cash and short-term investments at the beginning of the year - discontinued operations	17	15

Cash and short-term investments at the end of the year	138	58
Cash and short-term investments - discontinued operations	(30)	(17)

Cash and short-term investments - continuing operations	108	41

Supplemental disclosure of cash flow information
Interest paid	49	52
Taxes paid, net of refunds received	14	42

See accompanying Notes to the Consolidated Financial Statements

Veresen Inc.

Consolidated Statement of Shareholders’ Equity

	Year ended December 31
(Canadian $ Millions)	2016	2015
Preferred Shares
January 1	536	342
Series E Preferred Shares issued, net of issue costs (note 14)	—	194

Balance at the end of the year	536	536

Common Shares
January 1	3,354	3,186
Common Shares issued under Premium Dividend and Dividend Reinvestment Plan (“DRIP”)	128	168

Balance at the end of the year	3,482	3,354

Additional paid-in capital
January 1	4	4
Additional paid-in capital (note 6)	24	—

Balance at the end of the year	28	4

Cumulative other comprehensive income
January 1	359	(65)
Other comprehensive income (loss)	(78)	424

Balance at the end of the year	281	359

Accumulated deficit
January 1	(1,166)	(935)
Net income	6	84
Preferred Share dividends	(26)	(24)
Common Share dividends	(309)	(291)

Balance at the end of the year	(1,495)	(1,166)

Shareholders’ Equity	2,832	3,087

See accompanying Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Year ended December 31, 2016 and 2015

(Canadian $ Millions, except where noted)

1.	Description of Business

Veresen Inc. (“Veresen” or the “Company”) is a publicly-traded energy infrastructure company based in Calgary, Alberta, Canada.

Veresen operates in the Pipeline and Midstream business segments. At December 31, 2016, the Company’s businesses were comprised of the following:

Entity (1)	Business Description	Ownership Interest (%)
CONTROLLED

Pipeline Business

• Alberta Ethane Gathering System L.P. (“AEGS”)	• AEGS owns a 1,330-kilometre pipeline system that transports purity ethane from various Alberta ethane extraction plants to Alberta’s major petrochemical complexes located near Joffre and Fort Saskatchewan, Alberta.	100

Midstream Business

• Burstall NGL Storage L.P. (“Burstall”)	• Burstall owns a salt cavern ethane storage facility currently under construction, with a capacity of approximately 1 million barrels near Burstall, Saskatchewan.	100

• Veresen NGL Pipeline L.P.	• Veresen NGL owns a 10”, 25km pipeline currently under construction, that will transport ethane from existing infrastructure located near Empress, Alberta to Burstall.	100

Entity (1)	Business Description	Ownership Interest (%)
INVESTMENTS HELD AT COST

Pipeline Business

• Ruby Pipeline Holding Company L.L.C.	• The Ruby Pipeline system is a 680-mile, 42-inch pipeline system that transports natural gas between the Opal hub in Wyoming and the Malin hub in Oregon.	50(2)

Entity (1)	Business Description	Ownership Interest (%)
JOINTLY-CONTROLLED

Pipeline Business

• Alliance Pipeline Limited Partnership (“Alliance Canada”) • Alliance Pipeline L.P. (“Alliance U.S.”) • NRGreen Power L.P (“NRGreen”)(3) • (Collectively “Alliance” or “Alliance Pipeline”)

•   Alliance owns a 3,000-kilometre natural gas pipeline comprised of a mainline and various connecting lateral pipelines. The Alliance pipeline extends from northeastern B.C. to points near Chicago, Illinois.

•   NRGreen operates five waste heat power generation facilities located at five of Alliance’s compressor stations with a total capacity of 33-MW

50 50

Midstream Business

•  Aux Sable Canada L.P.

•  Sable NGL Services L.P. (“Sable NGL Services”)

•  (Collectively “Aux Sable Canada”)

•  Aux Sable Liquid Products L.P. (“ASLP”)

•  Aux Sable Midstream LLC (“ASM”)

•  Alliance Canada Marketing L.P. (“ACM”)

•  (Collectively “Aux Sable U.S.”)

Aux Sable Canada owns:

•   NGL injection facilities on the Alliance pipeline in Alberta and B.C.,

•   an off-gas processing facility in Fort Saskatchewan, Alberta,

•   a minority interest in two natural gas processing plants in northeastern B.C., and

•   a natural gas pipeline to connect its gas processing plant to the Alliance pipeline

Aux Sable U.S. owns:

•   a natural gas liquids (“NGL”) extraction and fractionation facility near the terminus of the Alliance pipeline,

•   a natural gas processing plant in the Bakken region of North Dakota,

•   a natural gas pipeline which connects the gas processing plant to the Alliance pipeline,

•   storage facilities, downstream NGL pipelines and loading facilities adjacent to the NGL extraction and fractionation facility, and

•   short-term and long-term natural gas transportation capacity on the Alliance pipeline

50 42.7

• Veresen Midstream LP (“Veresen Midstream”)

•   comprised of natural gas processing, gathering, and compression assets, including the 400 mmcf/d Saturn, 200 mmcf/d Tower and 400 mmcf/d Sunrise gas plants under construction, located in the Cutbank Ridge region of Alberta and British Columbia; and South Central Liquids Hub and Tower Liquids Hub currently under construction. Adjacent to this infrastructure is the Hythe/Steeprock complex, comprised of two natural gas processing plants with combined functional capacity of 516 mmcf/d, as well as approximately 40,000 horsepower of compression and 370 km of gas gathering lines.

50(4) (note 5)

As at December 31, 2016, the Company’s significant development projects consisted of the following:

Entity (1)	Development Project Description	Ownership Interest (%)
CONTROLLED
• Jordan Cove Energy Project L.P.	• The Jordan Cove LNG terminal is a development project that is proposed to export liquefied natural gas from Coos Bay, Oregon.	100

• Pacific Connector Gas Pipeline L.P. (“PCGP”)	• The Pacific Connector Gas Pipeline, a proposed 232-mile pipeline, is a development project that is proposed to connect the Jordan Cove LNG terminal to a natural gas hub at Malin, Oregon.	100 (note 9)

As at December 31, 2016, the Company’s assets held for sale on the consolidated statement of financial position and discontinued operations on the consolidated statement of income and loss consisted of the following:

Entity (1)	Business Description	Ownership Interest (%)
DISCONTINUED OPERATIONS - CONTROLLED

Power

• Gas-Fired Generation

• East Windsor Cogeneration L.P. (“East Windsor Cogeneration”)	• an 86-MW cogeneration facility located in Windsor, Ontario	100

• London Cogeneration	• a 17-MW cogeneration facility located in London, Ontario	100

• District Energy

• London District Energy	• a district energy system that produces and distributes steam and chilled water fueled primarily by natural gas, located in London, Ontario	100

• PEI District Energy	• a district energy system that produces and distributes steam, hot water and electricity fueled primarily by biomass and waste fuel, located in Charlottetown, P.E.I.	100

• Run-of-River Hydro

• Northbrook New York, LLC (“Northbrook”)(5)	• a 33-MW run-of-river hydroelectric power facility (“Glen Park”) located on the Black River near Watertown, New York	100

• Swift Power L.P. (“Swift”)	• a 20-MW run-of-river hydroelectric power facility (“Dasque-Middle”) located near Terrace, B.C.	100

• Furry Creek Power Ltd. (“Furry Creek”)	• an 11-MW run-of-river power facility located 30 km north of Vancouver, B.C.	99

• Clowhom Power L.P. (“Clowhom”)	• two 11-MW run-of-river power facilities located 65 km northwest of Vancouver, B.C.	100

• Waste Heat

• EnPower Green Energy Generation Limited Partnership (“EnPower”)	• two 5-MW waste-heat power generation facilities located at Spectra pipeline’s 150 Mile House and Savona, B.C. compressor stations	100

• Wind Power

• St. Columban Energy L.P. (“St. Columban”)	• a 33-MW wind power facility in the County of Huron, Ontario	90

DISCONTINUED OPERATIONS - JOINTLY CONTROLLED

Power

• Gas-Fired Generation

• York Energy Centre L.P. (“York Energy Centre”)	• a 400-MW simple cycle gas turbine peaking generation facility in the York region, Ontario	50
• Wind Power

• Grand Valley I and II Limited Partnership (“Grand Valley”)	• three wind power facilities, 9 MW, 11 MW and 40 MW, respectively, near Grand Valley, Ontario	75

(1)	Where applicable, defined entities include the respective managing general partner.
(2)	Ownership percentage represents convertible preferred interest in Ruby Pipeline Holding Company, L.L.C., a parent of Ruby Pipeline L.L.C., holder of the Ruby pipeline system.
(3)	Following the classification of the power business as assets held for sale / discontinued operations, NRGreen, which is not being sold, was retrospectively reclassified to the Pipeline segment.
(4)	On a fully-diluted basis, the Company’s ownership interest as at December 31, 2016 was 47.2%. Prior to March 31, 2015 the Company owned 100% of the Hythe/Steeprock complex (note 5).
(5)	Glen Park facility sale closed on August 1, 2016 (note 4).

2.	Basis of Presentation

These consolidated financial statements of Veresen Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are stated in millions of Canadian dollars unless otherwise indicated.

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, financial instruments and taxes. Actual amounts could differ from these estimates. Significant estimates used in the preparation of these consolidated financial statements relate to the determination of any impairment in the carrying value of long-term assets, the estimated useful lives over which certain assets are depreciated or amortized, and the measurement of asset retirement obligations, and contingencies.

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company consolidates its interest in entities over which it is able to exercise control. To the extent there are interests owned by other parties, the other parties’ interests are included in Non-Controlling Interest. Veresen accounts for its jointly-controlled businesses using the equity method, and its investment in Ruby Pipeline Holding Company LLC (“Ruby”) using the cost method.

Reporting in Accordance with US GAAP

In February 2014 the Alberta Securities Commission (“ASC”) and Ontario Securities Commission (“OSC”) issued a relief order which permits the Company to continue to prepare its financial statements in accordance with US GAAP until the earliest of: (i) January 1, 2019; (ii) the first day of the financial year that commences after the Company ceases to have activities subject to rate regulation; or (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.

3.	Summary of Significant Accounting Policies

New Accounting Pronouncements

The following new Accounting Standards updates (“ASU”) have been issued, as of December 31, 2016:

Effective January 1, 2016, the Company adopted ASU 2014-10, “Development Stage Entities: Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU eliminates the concept of a development-stage entity from US GAAP along with the associated presentation and disclosure requirements for development-stage entities. The consolidation guidance was also amended to eliminate the development stage entity relief when applying the variable interest entity model and evaluating the sufficiency of equity at risk. This guidance was applied retrospectively and did not have a material impact to the Company.

Effective January 1, 2016, the Company adopted ASU 2014-16, “Derivatives and Hedging.” This ASU provides guidance to clarify the criteria in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. This guidance was applied retrospectively and did not have a material impact to the Company.

Effective January 1, 2016, the Company adopted ASU 2015-01, “Income Statement—Extraordinary and Unusual Items”. This ASU simplifies income statement classification by removing the concept of extraordinary items from US GAAP. This guidance was applied prospectively and did not have a material impact to the Company.

Effective January 1, 2016, the Company adopted ASU 2015-02, “Consolidation: Amendments to the Consolidation Analysis”. This ASU amends the current consolidation guidance, specifically the guidance in determining whether or not an entity is a variable interest entity. The Company has various limited partnerships which are now considered to be Variable Interest Entities (“VIE”). The only impact of this guidance is to add further disclosure around the limited partnerships that now are considered VIEs (note 20).

Effective January 1, 2016, the Company adopted ASU 2015-03, “Interest—Simplifying the Presentation of Debt Issuance Costs”. This ASU changes the presentation of debt issue costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct reduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. This guidance was applied retrospectively. As a result, certain comparative figures were restated. For the comparative period ending December 31, 2015, $5 million of debt issuance costs formerly held as other assets are classified with long-term senior debt on the Consolidated Statement of Financial Position.

Effective January 1, 2016, the Company adopted ASU 2015-10, “Technical Corrections and Improvements”. This ASU represents changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. This guidance was applied prospectively and did not have a material impact to the Company.

Effective December 15, 2016, the Company adopted ASU 2016-17, “Consolidation: Interests Held through Related Parties that are under Common Control”. This ASU represents changes to the evaluation of whether a reporting entity is the primary beneficiary of a VIE. This guidance was applied retrospectively and did not have a material impact to the Company.

Effective December 15, 2016, the Company adopted ASU 2016-19, “Technical Corrections and Improvements”. This ASU contains amendments that affect a wide variety of Topics in the Accounting Standards Codification, intended to clarify or correct unintended application of the guidance. Most of the amendments noted in the guidance are effective immediately and do not require transition guidance. This guidance was applied retrospectively and did not have a material impact to the Company.

Future accounting policy changes

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. This ASU provides guidance for changes in criteria for revenue recognition from contracts with customers. Additionally, in April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing” which provides guidance on identifying performance obligations and licensing. Further in May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients” which provides guidance to address certain issues assessing collectibility, presentation of sales taxes, non cash consideration and completed contracts and contract modifications at transition. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers—Deferral of the effective date”. This ASU defers the effective date of ASU 2014-09 for all entities by one year. In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Revenues from Contracts with Customers under Topic 606” which provides amendments to clarify and correct unintended application of the guidance. All guidance is effective for annual and interim periods beginning after December 15, 2017, and is to be applied retrospectively. The Company is currently evaluating the impact of the standard.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-017, “Income Taxes: Balance Sheet Classification of Deferred Taxes”. This ASU changes the classification of deferred tax liabilities and assets. Under the ASU, an entity classifies deferred tax liabilities and assets as non-current in the statement of financial position. This guidance is effective for annual and interim periods beginning after December 15, 2016 and is to be applied on a retrospective or prospective basis. The Company does not expect the standard to have a material impact.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Liabilities”. This ASU addresses certain aspects of the guidance regarding recognition, measurement, presentation and disclosure of financial instruments, specifically the guidance for measuring the fair value of equity investments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and is to be applied by means of a cumulative-effect adjustment to the Statement of Financial Position as of the beginning of the fiscal year of adoption, with amendments related to equity securities without readily determinable fair values to be applied prospectively. The Company does not expect the standard to have a material impact.

In February 2016, the FASB issued ASU 2016-02, “Leases”. This ASU addresses the recognition, measurement, presentation and disclosure in the financial statements of the assets and liabilities related to operating leases. This guidance is effective for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact of the standard.

In March 2016, the FASB issued ASU 2016-07, “Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting”. This ASU eliminates the requirement for an investor to adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held, in the event that an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. This guidance is effective for annual and interim periods beginning after December 15, 2016, and is to be applied prospectively. The Company does not expect the standard to have a material impact.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments”. This ASU replaces the incurred loss impairment methodology in current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This guidance is effective for annual and interim periods beginning after December 15, 2019. Entities must apply the guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (a modified-retrospective approach). The Company is currently evaluating the impact of the standard.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the impact of the standard.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. This ASU is intended to reduce diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities should apply the guidance retrospectively to all periods presented. The Company is currently evaluating the impact of the standard.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations: Clarifying the Definition of a Business”. This ASU is intended to clarify the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective for annual and interim periods beginning after December 15, 2017. Entities should apply the guidance prospectively on or after the effective date. The Company is currently evaluating the impact of the standard.

Cash and Short-Term Investments

Cash and short-term investments comprise cash and highly liquid investments with original maturities of 90 days or less and carrying values which approximate market value. A portion of these short-term investments are held in trust accounts, the majority of which are permitted to be used for operating, capital expenditure and working capital purposes.

Discontinued Operations / Assets Held for Sale

Components of the Company’s business that have been sold, or are in the formal process of being sold, and represents a major line of business or business segment have been classified as assets held for sale on the consolidated statements of financial position and as discontinued operations in the consolidated statement of income and loss. Assets held for sale are measured at the lower of the their carrying amount and estimated fair value less costs to sell. The determination of fair value may be based on discontinued future cash flows or, when available, purchase price offers.

Investments in Jointly-Controlled Businesses

Investments over which the Company exercises significant influence, but does not have controlling financial interests, are accounted for using the equity method. Equity investments are initially measured at cost and are adjusted for the Company’s proportionates share of undistributed equity earnings or loss. Equity investments are increased for contributions made to and decreased for distributions received from the investees.

Pipeline, Plant and Other Capital Assets

Fixed asset category	Measurement	Depreciation policy and rates (per annum)

Pipeline	Cost	Straight-line basis with a rate of 4%

Power facilities	Cost	Straight-line basis over the life of the asset with rates ranging from 3% to 33%

Administrative	Cost	Straight-line basis over the life of the asset or the term of the lease, where applicable, with rates ranging from 20% to 33%

Land	Cost	Not depreciated

Expenditures that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred. Construction work in progress, which includes capitalized interest, will be reclassified to pipeline, plant and power facilities and depreciated over the estimated useful life upon commencement of operations.

Intangible Assets

Intangible assets predominantly consist of ethane transportation agreements (“ETAs”), computer software, and the non-cash acquisition of a controlling interest in Pacific Connector (note 9). Intangible assets are amortized on a straight-line basis over their respective useful lives ranging from 3 to 14 years, with the exception of the intangible assets relating to Pacific Connector which is a project that has not commenced its principal planned activities.

Impairment of Long-Lived Assets, Investments in Jointly-Controlled Businesses and Investments Held at Cost

The Company evaluates, at least annually, the long-lived assets such as pipeline, plant and other capital assets and intangible assets, the investments in jointly-controlled businesses and investments held at cost for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable.

When such a determination is made for long-lived assets, management’s estimate of the sum of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether the recoverability of the carrying value has been impaired. If the carrying value exceeds the sum of undiscounted cash flows, the carrying value of the assets is deemed to be impaired. The amount by which the carrying value exceeds the estimated fair value is recognized as an impairment loss.

When such a determination is made for investments in jointly-controlled businesses and investments held at cost, management’s estimate of the sum of discounted cash flows attributable to the investments is compared to the carrying value of the investments. If the carrying value exceeds the sum of discounted cash flows, the carrying value of the investments is deemed to be impaired. The amount by which the carrying value exceeds the estimated fair value is recognized as an impairment loss.

Judgments and assumptions are inherent in management’s estimate of both the undiscounted and discounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of any impairment.

Asset Retirement Obligations

The estimated fair value of asset retirement obligations associated with tangible long-lived assets are recognized in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The asset retirement obligation is capitalized as part of the cost of the related long-lived assets and is amortized over the remaining life of the assets.

For some of the Company’s assets, including those held by the Company’s jointly-controlled businesses, it is not possible to make a reasonable estimate of ARO due to the indeterminate timing and scope of the asset retirements.

Revenue Recognition

AEGS transportation revenue is based on toll charges and operating cost recoveries, including maintenance capital, as provided for under the ETAs. Revenue is recognized at each receipt point and is subject to minimum take-or-pay arrangements.

Hythe/Steeprock revenue is based on providing minimum volume capacity over an agreed upon period, and is recognized at the later of when committed volume capacity was provided under the agreement or when the counterparty’s ability to apply deficiency volume credit had expired. Subsequent to the March 31, 2015 sale of Hythe/Steeprock to Veresen Midstream (note 5), Hythe/Steeprock revenues are recognized through the Company’s equity income from Veresen Midstream.

Revenue relating to the Company’s discontinued operations is derived from the sale of energy in the form of electricity, steam, hot water and chilled water, and is recognized on the accrual basis upon delivery at rates pursuant to the relevant agreements. In addition, the Company’s gas-fired generation power facilities receive fixed capacity payments that are not dependent upon the amount of energy delivered to customers. This revenue is recognized as earned on a monthly basis.

Rate-Regulated Accounting

The Company has rate-regulated businesses, including Alliance which uses rate-regulated accounting for certain expenditures as approved by the National Energy Board (“NEB”).

Project Development Costs

The Company expenses project development costs as incurred. Project development costs are only capitalized when, in management’s judgment, certain commercial and regulatory criteria have been met, which make it probable that such costs will be recoverable from a project’s future revenues.

Capitalized Interest

The Company capitalizes interest costs which are directly attributable to the acquisition or construction of qualifying assets.

Foreign Currency Translation

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar. The Company’s foreign operations are self-sustaining and are translated using the current rate method. Under this method all assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, and all revenues and expenses are translated into Canadian dollars at average exchange rates during the year. The resulting net cumulative translation gain or loss is deferred and reported as a separate component of other comprehensive income. A portion of such deferred translation gain or loss is recognized in net income when such a foreign subsidiary is disposed of or liquidated.

Long-term Incentive Compensation

The Company has a long-term employee incentive plan (“LTIP”) and a deferred share unit plan (“DSU”). Under each plan, notional common shares are granted to eligible employees. The notional shares are payable in cash at the date of vesting when certain conditions are met, including the employee’s continued employment during a specified period. Certain amounts payable under the LTIP are further dependent upon the achievement of specified performance targets. Expenses related to the various LTIPs and DSU plan are accounted for on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are classified as held-for-trading, available-for-sale or at amortized cost. Financial instruments are initially recorded at fair value on the balance sheet. Subsequent measurement of each financial instrument is based on its classification. At December 31, 2016 and 2015, the Company did not have held-to-maturity instruments or instruments in qualifying hedging relationships.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in earnings.

Available-for-sale financial assets are measured at fair value with changes in fair value recognized in other comprehensive income.

The investment in Ruby is recorded at cost.

Income Tax

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable in respect of the current year, which includes an accrual for interest and penalties, if any. Deferred tax assets and liabilities are recognized for temporary differences between the tax and accounting asset and liability bases using enacted tax rates and laws expected to apply when the liabilities are settled and the assets realized. Deferred tax assets are recognized in circumstances where it is considered more likely than not the related income tax benefits will be realized.

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, the Company considers whether it is more likely than not that all or some portion of its deferred tax assets will not be realized, based on management’s judgments using available evidence about future events.

At times, the Company may claim tax benefits that may be challenged by a tax authority. The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.

Share Issuance Costs

Costs directly attributable to the raising of equity are charged against the related share capital.

4.	Disposals and Assets Held for Sale

Assets Held for Sale

On August 3, 2016, the Company announced it was pursuing the sale of its power generation business. On November 16, 2016, after receipt of initial bids, the Company’s management formally approved the sale process. As a result, the assets and liabilities of the power generation business were classified as held for sale on the consolidated statement of financial position as at December 31, 2016 and the results of operations have been presented as discontinued operations on the consolidated statement of income and loss, with comparatives.

On February 21, 2017, the Company announced it had reached agreement with three unrelated third parties to sell its power generation facilities for $1.18 billion, including project level financing. As a result, the assets and liabilities of the facilities have been classified as held for sale on the consolidated statement of financial position as at December 31, 2016 and the results of operations have been presented as discontinued operations on the consolidated statement of income, with comparatives. The assets and liabilities held for sale were remeasured to reflect our assessment of fair value as a result of the sale, which resulted in an additional depreciation charge of $26 million to the Company’s district energy assets.

On August 1, 2016, the Company closed the sale of its 33 megawatt Glen Park run-of-river hydro power generation facility to an unrelated third party for proceeds of $81 million which approximated the carrying value of the assets sold. As a result, the assets and liabilities of the facilities were classified as held for sale on the consolidated statement of financial position as at December 31, 2015 and the results of operations have been presented as discontinued operations on the consolidated statement of income and loss.

On January 8, 2015, the Company closed the transaction with an unrelated third party to dispose of its power facilities located in California and Colorado in the Unites States for proceeds of approximately US$27 million ($34 million) plus working capital. Results of operations have been included with discontinued operations on the consolidated statement of income for the year ended December 31, 2015.

The table below details the assets and liabilities held for sale :

	As at December 31,
	2016	2015 (1)
Assets
Cash	30	17
Restricted cash	3	7
Distributions receivable	2	2
Receivables and other	20	19
Property, plant and equipment	583	684
Intangible assets	102	142
Investments in jointly-controlled businesses	36	51
Other assets	4	3

Assets held for sale	780	925
Current assets held for sale	780	45
Non-current assets held for sale	—	880

Liabilities
Payables	11	24
Current portion of long-term senior debt	9	9
Long-term senior debt	151	160
Deferred tax liabilities	2	2
Other liabilities	4	4

Liabilities held for sale	177	199

Current liabilities held for sale	177	33
Non-current liabilities held for sale	—	166

(1)	Balances for the year ending December 31, 2015 include Glen Park, which was sold on August 1, 2016.

The table below provides details on the results of the discontinued	Three months ended December 31		Year ended December 31
operations:	2016	2015	2016	2015
Equity income	17	8	10	6
Operating revenues	25	26	102	96
Operations and maintenance	(8)	(9)	(37)	(37)
General and administrative	(4)	(2)	(12)	(13)
Depreciation and amortization	(30)	(10)	(57)	(33)
Interest and other finance	(3)	—	(11)	(7)

Net income (loss) from discontinued operations before tax	(3)	13	(5)	12
Income tax on discontinued operations	2	(4)	2	(3)

Discontinued operations income (loss)	(1)	9	(3)	9

5.	Veresen Midstream Transaction

On December 22, 2014, a new entity, Veresen Midstream L.P. (“Veresen Midstream”) was formed, which is jointly-controlled by the Company and affiliates of Kohlberg Kravis Roberts & Co L.P. (“KKR”), a global investment firm. On March 31, 2015, the Company funded its interest in Veresen Midstream by contributing its Hythe/Steeprock gathering and processing assets valued at $920 million, and in exchange received from Veresen Midstream $420 million in cash, resulting in a 50% equity position valued at $500 million. As at March 31, 2015, the net book value of the Hythe/Steeprock assets contributed was $839 million, resulting in a pre-tax gain on sale to the Company of $37 million attributable to the monetary portion of the transaction. KKR funded its 50% interest in Veresen Midstream by contributing $500 million in cash.

The table below details the net book value of assets and liabilities contributed to Veresen Midstream:
Capital assets	619
Customer relationship and service agreement intangibles	238
Asset retirement obligation	(16)
Deferred revenue	(1)
Other	(1)

839

All of the Company’s and half of KKR’s Veresen Midstream equity are held in partnership units that are eligible to receive cash distributions. The remaining half of KKR’s initial equity investment is in the form of payment-in-kind (“PIK”) units which do not receive cash distributions and instead accrete at a rate equal to the cash yield on the remaining equity plus 4% per year. The PIK units are convertible to cash-paying units after four years at either KKR’s or the Company’s option. Such conversion of the PIK units will cause dilution in the Company’s ownership interest in Veresen Midstream. As a result of cash distributions paid by Veresen Midstream, the Company’s ownership decreased from 50% as at March 31, 2015 to 47.2% as at December 31, 2016. The Company and KKR will have equal governance rights in Veresen Midstream so long as either partner’s equity interest remains above 35%.

6.	Investments in Jointly-Controlled Businesses

Condensed financial information (100%) for the Company’s jointly-controlled businesses:

	As at December 31, 2016					Year ended December 31, 2016				As at December 31, 2016	Year ended December 31, 2016
100%	Current Assets	Non- Current Assets	Current Liabilities(1)	Non-Current Liabilities(1)	Senior Debt	Revenues	Expenses	Profit (Loss) before Tax	Owner- ship (%)	Equity Investment	Equity Income (Loss)
Alliance Canada (2) (8)	193	1,237	58	50	898	544	345	199	50	231	93
Alliance U.S. (3) (6)	75	1,140	59	19	564	422	251	171	50	240	87
Aux Sable Canada	58	117	57	24	5	408	407	1	50	44	—
ASLP (4) (6)	56	566	62	105	8	144	261	(117)	43	155	(46)
ASM (6)	32	303	25	1	—	256	236	20	43	131	8
ACM	20	—	26	—	—	98	105	(7)	43	(2)	(3)
Veresen Midstream (5)	145	3,207	287	19	1,629	239	209	30	47	632	15
Other (6) (7)	—	—	—	—	—	—	10	(10)	50	—	(5)

Continuing Investments in Jointly-Controlled Businesses										1,431	149

York Energy Centre (9)	15	251	15	44	236	62	46	16	50	23	7
Grand Valley	7	165	2	5	154	27	24	3	75	13	3

Assets Held for Sale, Investments in Jointly-Controlled Businesses (note 4)										36	10

	As at December 31, 2015					Year ended December 31, 2015				As at December 31, 2015	Year ended December 31, 2015
100%	Current Assets	Non- Current Assets	Current Liabilities (1)	Non-Current Liabilities (1)	Senior Debt	Revenues	Expenses	Profit (Loss) before tax	Owner- ship (%)	Equity Investment	Equity Income (Loss)
Alliance Canada (2) (8)	140	1,307	34	30	984	485	359	126	50	178	54
Alliance U.S. (3) (6)	73	1,244	53	19	597	441	268	173	50	271	75
Aux Sable Canada	42	107	55	8	—	436	447	(11)	50	44	(5)
ASLP (4) (6)	48	620	168	6	—	76	155	(79)	43	171	(32)
ASM (6)	26	315	22	1	—	238	235	3	43	136	1
ACM	5	—	3	—	—	120	142	(22)	43	1	(7)
Veresen Midstream (5)	77	2,073	57	20	1,143	169	172	(3)	49	410	(1)
Other (6)	1	—	—	—	—	—	31	(31)	50	50	(14)

Continuing Investments in Jointly-Controlled Businesses										1,261	71

York Energy Centre (9)	15	265	10	44	247	65	48	17	50	27	6
Grand Valley	22	179	16	4	149	10	10	—	75	24	—

Assets Held for Sale, Investments in Jointly-Controlled Businesses (note 4)										51	6

Upon acquisition of investments accounted for under the equity method, the Company prepared purchase price allocations of the purchase price to the assets and liabilities of the underlying investee and adjusts equity method earnings for the amortization of purchase price adjustments allocated to depreciable assets.

(1)	Current liabilities and non-current liabilities exclude senior debt.
(2)	At December 31, 2016, the Company had a $44 million (December 31, 2015 - $48 million) increase in the carrying value of Alliance Canada compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 50% ownership.
(3)	At December 31, 2016, the Company had a US$13 million (December 31, 2015 - US$ 14 million) decrease in the carrying value of Alliance U.S. compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 50% ownership.
(4)	At December 31, 2016, the Company had a US$26 million (December 31, 2015 - US$ 28 million) decrease in the carrying value of ASLP compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisitions in 1997, 2002, and 2003 resulting in 42.7% ownership. During the year ended December 31, 2015 a $32 million provision was recognized in respect of potential adjustments relating to customer obligations and a US$3 million provision was recognized related to an alleged violation of the United States Environmental Protection Agency’s (“EPA”) Clean Air Act. During the year ended December 31, 2016 an impairment charge of $37 million was recorded against capital previously incurred.
(5)	At December 31, 2016, the Company had a $35 million (December 31, 2015 - $42 million) decrease in the carrying value of Veresen Midstream compared to the underlying equity in the net assets primarily resulting from the unrecognized gain on sale relating to the non-monetary portion of the Veresen Midstream transaction, which, on the date of acquisition, March 31, 2015, resulted in 50% ownership.
(6)	Assets and liabilities of these investments have been translated into Canadian dollars using the exchange rate in effect at the balance sheet date and revenues and expenses have been translated into Canadian dollars at average exchange rates during the period.
(7)	On June 16, 2016, the Company reached an agreement with Williams Partners Operating, LLC (“Williams”), the joint owner of PCGP, whereby Williams exchanged its interest in common shares for an interest in preferred shares. The restructuring of PCGP provided the Company with a controlling interest in PCGP, resulting in the Company consolidating the financial results of PCGP on a prospective basis. The non-cash transaction was accounted for as a business combination, which gave rise to an intangible asset ($38 million), deferred income tax liability ($15 million) and a non-controlling interest balance ($24 million), which was subsequently reclassified to paid in capital. Fair values were based on discounted probable future cash flows (note 9).
(8)	Includes NRGreen, which is not being sold with the power business and has therefore been retrospectively reclassified with Alliance Canada.
(9)	At December 31, 2016, the Company had a $38 million (December 31, 2015 - $41 million) increase in the carrying value of York Energy Centre compared to the underlying equity in the net assets primarily resulting from the purchase price discrepancy as part of the acquisition in 2010 resulting in 50% ownership. Expenses include unrealized gains or losses on the interest rate hedge (note 16).

7.	Accounts receivable and other

	2016	2015
Receivables	23	9
Prepaid expenses and other	2	—
Due from jointly-controlled businesses	2	8

	27	17

8.	Pipeline, Plant, and Other Capital Assets

	2016			2015
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Pipeline	322	(149)	173	318	(137)	181
Administrative	6	(5)	1	4	(3)	1
Land	43	—	43	43	—	43
Construction work in progress	90	—	90	10	—	10

	461	(154)	307	375	(140)	235

For the year ended December 31, 2016, total depreciation expense for property, plant and other capital assets was $14 million (2015 - $22 million).

9.	Intangible Assets

	2016			2015
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Ethane transportation agreements (“ETAs”)	16	(14)	2	16	(12)	4
Computer software	9	(3)	6	7	(2)	5
Controlling interest in PCGP	38	—	38	—	—	—

	63	(17)	46	23	(14)	9

ETAs represent value attributed to AEGS’ intangible assets upon Veresen’s acquisition in December 2004. Under the ETAs, which expire on December 31, 2018, shippers are committed to pay a minimum firm toll based on 90% of total committed volume, and to reimburse AEGS for all operating costs, including maintenance capital.

On June 16, 2016 the company reached an agreement with Williams Partners Operating, LLC (“Williams”), the joint owner of PCGP, whereby Williams exchanged its interest in common shares for an interest in preferred shares. The restructuring of PCGP provided the Company with a controlling interest in PCGP, resulting in the Company consolidating the financial results of PCGP on a prospective basis.

The intangible assets, excluding the controlling interest in PCGP, are amortized on a straight-line basis. For the year ended December 31, 2016, total amortization expense for intangible assets was $3 million (2015 - $3 million). Annual amortization expense for each of the next 5 years is expected to be approximately $3 million.

10.	Accounts payable and other

	2016	2015
Payables	35	4
Interest payable	9	6
Accrued payables	29	31

	73	41

11.	Long-term Debt

Continuing Operations	2016	2015
Veresen
Revolving credit facility	85	148
3.95% Medium term notes due 2017	300	300
4.0% Medium term notes due 2018	150	150
3.06% Medium term notes due 2019	200	200
3.43% Medium term notes due 2021	350	—
5.05% Medium term notes due 2022	50	50

	1,135	848
Less: current portion	(300)	—
Less: deferred financing fees	(5)	(4)

	830	844

AEGS
5.565% Senior notes due 2020	77	81
Less: current portion	(4)	(4)
Less: deferred financing fees	—	(1)

	73	76

Total current portion of long-term debt	304	4

Total long-term debt	903	920

Assets Held For Sale
East Windsor Cogeneration
6.283% Senior bonds due 2029	136	143
Less: current portion	(7)	(7)
Less: deferred financing fees	(2)	(2)

	127	134

Furry Creek
7.2947% Term loan due 2024	8	9
Less: current portion	(1)	(1)
Less: deferred financing fees	—	—

	7	8

EnPower
6.65% Term loan due 2018	18	19
Less: current portion	(1)	(1)
Less: deferred financing fees	—	—

	17	18

Total current portion of long-term debt (note 4)	9	9

Total long-term debt (note 4)	151	160

Veresen

Revolving Credit Facilities

On October 31, 2016, the $750 million Revolving Credit Facility term was extended by one year to mature on May 31, 2020. Outstanding advances bear interest based on various quoted floating rates plus a margin. At December 31, 2016, the Facility was drawn by $85 million (December 31, 2015 - $148 million).

Club Revolving Credit Agreement

On October 31, 2016 the $45 million Club Revolving Credit Agreement term was extended by one year to mature on May 31, 2020. Outstanding advances bear interest on various quoted floating rate plus a margin. At December 31, 2016, $16 million in letters of credit were issued and outstanding.

Compliance with Debt Covenants

Each of Veresen and its businesses were in compliance with their respective debt covenants as at December 31, 2016, and 2015.

Scheduled Principal Repayments of Long-Term Senior Debt

Scheduled principal repayments of long-term senior debt, including the current portion thereof, are as follows:

For the years ending December 31(1)
2017	304
2018	154
2019	204
2020	150
2021	350
Thereafter	50

1,212

(1)	The schedule excludes debt reclassified to liabilities associated with assets held for sale.

12.	Other Long-Term Liabilities

	2016	2015
Asset retirement obligations	31	23
Other	14	9

	45	32

Asset Retirement Obligations

At December 31, 2016, $31 million of the consolidated asset retirement obligation (“ARO”) relates to AEGS (2015- $24 million). This represents management’s estimate of the cost to abandon the ethane transportation pipeline and the timing of the costs to be incurred. Estimated cash flows were discounted at AEGS’ weighted average credit-adjusted risk free rate of return of 6.0% (2015 - 6.3%) and an inflation rate of 1.9% (2015 - 2.3%). The total undiscounted amount of future cash flows required to settle the obligation is estimated to be $128 million (2015- $111 million). The estimated ARO costs reflect such activities as dismantling, demolition and disposal of a portion of the pipeline as well as remediation and restoration of the surface land. Payments to settle the obligation are not expected to occur prior to 2040.

On March 31, 2015, the Company funded its interest in Veresen Midstream by contributing its Hythe/Steeprock gathering and processing assets, including its asset retirement obligation (note 5).

	2016	2015
Asset retirement obligations, January 1	23	35
Sale of obligation to Veresen Midstream	—	(14)
Revision to estimates	6	—
Accretion expense	2	2

Asset retirement obligations, December 31	31	23

Other

Other long-term liabilities primarily represent $14 million of accruals for LTIP and DSU (2015 - $8 million). Payments made under the LTIP and DSU in 2016 were $2 million (2015 - $2 million).

13.	Taxes

Components of Taxes

The following is a summary of the significant components of the Company’s tax expense:

	2016	2015
Current tax expense	11	37

Deferred tax expense (recovery)
Origination and reversal of temporary differences	11	(31)
Benefit of loss carry-forwards	(68)	8
Change in valuation allowance	6	2

Total deferred tax expense	(51)	(21)

Total tax expense (recovery)	(40)	16

Geographical Components

Net income before tax and discontinued operations for the years ended 2016 and 2015 are as follows:

	2016	2015
Net income (loss) before tax and discontinued operations
Canada	42	50
United States	(73)	51

Net income (loss) before tax and discontinued operations	(31)	101

Tax expense for the years ended 2016 and 2015 are as follows:

	2016	2015
Current tax expense
Canada	11	3
United States	—	34

Total current tax expense	11	37

Deferred tax expense (recovery)
Canada	(3)	16
United States	(48)	(37)

Total deferred tax recovery	(51)	(21)

Total tax expense (recovery)	(40)	16

Components of Deferred Taxes

The provision for deferred taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carryforwards. The items comprising the deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax liabilities (assets)
Investments in jointly-controlled businesses	407	360
Pipeline, plant and other capital assets	(18)	12
Non-capital losses	(162)	(94)
Asset retirement obligations	(10)	(7)
Deferred revenue and costs	(8)	(17)

Total net deferred tax liabilities	209	254

The above deferred tax balances at December 31, 2016 and 2015 are net of valuation allowances of $16 million and $12 million, respectively.

Tax Reconciliation

The provision for taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial statutory income tax rate to net income before tax and non-controlling interest. The difference results from a number of factors summarized in the following reconciliation:

	2016	2015
Net income (loss) before tax and discontinued operations	(31)	101
Canadian statutory income tax rate	27.0%	26.0%

Income tax at statutory rate	(8)	26
Increase (decrease) resulting from:
Deferred taxes related to Canadian regulated operations	—	3
Higher income tax rates in other jurisdictions	(12)	—
Deductible intercompany interest expense	(14)	(13)
Change in valuation allowance	6	2
Change in tax rates	(14)	(2)
Adjustment in respect of prior periods	(6)	(3)
Taxable capital gains greater than accounting gains	8	2
Other	—	1

Tax expense (recovery)	(40)	16

Net income before discontinued operations	9	85

Effective tax rate	129%	15.7%

The Company has Canadian and U.S. non-capital losses of $206 million (2015 - $104 million) and $266 million (2015 - $168 million), respectively. Canadian losses expire beginning in 2035. U.S. losses will expire in varying amounts from 2029 to 2031.

The Company has no unrecognized tax benefits as the recognition and measurement criterion has been met and it is more likely than not that the Company will realize its tax positions.

The Company is subject to Canadian federal and provincial income tax, U.S. federal and state income tax, and other foreign federal taxes. All Canadian federal and provincial income tax returns are subject to examination by the taxation authorities. All U.S. federal income tax returns and generally all U.S. state income tax returns for 2012 and subsequent years continue to remain subject to examination by the taxation authorities, in addition to years relating to non-operating losses are subject to examination.

14. Share Capital

Authorized

The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) Preferred Shares, issuable in series, to be limited in number to an amount equal to not more than one-half of the Common Shares issued and outstanding at the time of issuance of such Preferred Shares.

Common Shares

	2016		2015
Common Shares	Number	Value	Number	Value
January 1 Opening balance (1)	298,979,989	3,354	286,052,797	3,186
Common Shares issued under Premium Dividend and Dividend Reinvestment Plan (“DRIP”) (2)	14,648,866	128	12,927,192	168

December 31	313,628,855	3,482	298,979,989	3,354

(1)	2015 - Includes 1,023,761 Common Shares; $16 million subsequently issued under DRIP.
(2)	Represents Common Shares issued to satisfy a portion of the Company’s dividends.

The weighted average number of Common Shares outstanding used to determine net income per Common Share on a basic and diluted basis for the year ended December 31, 2016 was 308,775,287 (2015 – 291,081,484).

Dividends

For the year ended December 31, 2016, the Company declared and paid dividends to common shareholders in the amount of $309 million or $1.00 per Common Share (2015 - $291 million or $1.00 per Common Share).

Premium Dividend and Dividend Reinvestment Plan

On August 3, 2016 the Company suspended the Premium Dividend and Dividend Reinvestment Plan (“DRIP”) commencing with the August 2016 dividend. The DRIP allowed eligible shareholders to elect to reinvest the eligible portion of the dividend declared by the Company in additional Common Shares at a 5% discount to the average market price or to receive the dividend in cash plus a 2% premium cash payment based on the eligible portion of the dividend.

Preferred Shares

As at December 31,	2016		2015
Preferred Shares	Face Value ($ Millions)	Annual Dividend Rate	Face Value ($ Millions)	Annual Dividend Rate	Dividend Rate Reset Date
Series A	200	4.40%	200	4.40%	September 30, 2017 and every five years thereafter based on then-market rates
Series C	150	5.00%	150	5.00%	March 31, 2019 and every five years thereafter based on then-market rates
Series E	200	5.00%	200	5.00%	June 30, 2020 and every five years thereafter based on then-market rates
Issuance costs	(14)		(14)

	536		536

On April 1, 2015, the Company issued 8 million Cumulative Redeemable Preferred Shares, Series E (“Series E Preferred Shares”) at a price of $25 per Series E Preferred Share, generating $194 million of cash proceeds net of $6 million of issue costs. Holders of Series E Preferred Shares have the right to convert all or any part of their shares into Cumulative Redeemable Preferred Shares, Series F (“Series F Preferred Shares”) subject to certain conditions, on June 30, 2020 and on June 30 of every fifth year thereafter. The holders of Series F Preferred Shares are entitled to receive quarterly floating rate cumulative dividends at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 4.27%.

15. Commitments and Contingencies

Veresen has operating leases for office premises and vehicles. Included in general and administrative expense are lease expenses of $5 million (2015 - $4 million). Expected future minimum lease payments under the operating leases are as follows:

For the years ending December 31	Operating leases
2017	5
2018	5
2019	5
2020	5
2021	5
Thereafter	20

Total minimum lease payments(1)	45

(1)	Total rental payments to be received in future periods under non-cancelable subleases are $1 million.

Veresen currently has commitments totaling $3 million related to the construction of the Burstall ethane storage facility.

On April 15, 2015, Aux Sable received a Notice and Finding of Violation from the United States Environmental Protection Agency (“EPA”) for exceedances of permitted limits for Volatile Organic Compounds at Aux Sable’s Channahon, Illinois Facility. Aux Sable is engaged in discussions with the EPA to resolve the matter. The initial EPA proposal confirms the settlement will not be material to earnings.

On March 30, 2012, a Statement of Claim was filed against the Company’s equity-accounted investees, Aux Sable Liquid Products, L.P., Aux Sable Canada L.P., Aux Sable Extraction LP and Aux Sable Canada Ltd., claiming various relief including damages of US$13 million, relating to differences in interpretation of certain terms of the NGL Sales Agreement. On October 14, 2016 an Amended Statement of Claim was filed disputing the application by Aux Sable of certain additional elements of the NGL Sales Agreement and increasing the damages claim to US$150 million. Aux Sable filed a Statement of Defence on January 5, 2017 and BP filed a corresponding Reply on January 31, 2017. The 42.7% calculations reflect the Company’s interest in Aux Sable. Aux Sable will fully defend its position in this matter and at this time is unable to predict the likely outcome. Management believes the amount of estimated loss accrued in the financial statements is consistent with requirements under US GAAP. It is reasonably possible that amounts accrued in relation to the matter may change in the future.

16.	Financial Instruments and Risk Management

Financial Instruments

The following table summarizes the Company’s financial instrument carrying and fair values as at December 31, 2016:

	Financial assets at cost or amortized cost	Financial liabilities at amortized cost	Non-financial instruments	Total	Fair value (1)
Assets
Cash and short-term investments	108			108	108
Distributions receivable	50			50	50
Accounts receivable and other	25		2	27	27
Assets held for sale	780			780	977
Investments held at cost	1,818			1,818	1,818
Other assets	2			2	2
Liabilities
Accounts payable and other		73		73	73
Dividends payable		26		26	26
Liabilities associated with assets held for sale		177		177	199
Senior debt		1,212	(5)	1,207	1,234
Other long-term liabilities		14	31	45	45

(1)	Fair value excludes non-financial instruments.

The following table summarizes the Company’s financial instrument carrying and fair values as at December 31, 2015:

	Financial assets at cost or amortized cost	Financial liabilities at amortized cost	Non-financial instruments	Total	Fair value (2)
Assets
Cash and short-term investments	41			41	41
Distributions receivable	50			50	50
Accounts receivable and other	17			17	17
Assets held for sale	925			925	1,000
Investments held at cost	1,981			1,981	2,010
Other assets	3			3	3
Liabilities
Accounts payable and other		41		41	41
Dividends payable		25		25	25
Liabilities associated with assets held for sale		199		199	222
Senior debt		929	(5)	924	948
Other long-term liabilities		9	23	32	9

(2)	Fair value excludes non-financial instruments.

For the years ended December 31, 2016 and 2015 the following amounts were recognized in income:

	2016	2015
Total interest expense, recorded with respect to other financial liabilities, calculated using the effective rate method	39	43

Fair Values

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair values of financial instruments included in cash and short-term investments, restricted cash, distributions receivable, receivables and accrued receivables, due from jointly-controlled businesses, other assets, payables, interest payable, accrued payables, dividends payable, and other long-term liabilities approximate their carrying amounts due to the nature of the item and/or the short time to maturity. The fair value of the investment held at cost is based on a number of factors, including the present value of anticipated distributable cash flows to be produced from the underlying operations of the Ruby investment. Assessing these cash flows required the use of assumptions related to the future demand for Ruby’s operations, forecasted commodity prices and interest rates, anticipated economic conditions, timing of conversion of the preferred interest into a common equity interest, and other inputs, many of which are not available as observable market data. The fair values of senior debt are calculated by discounting future cash flows using discount rates estimated based on government bond rates plus expected spreads for similarly-rated instruments with comparable risk profiles.

The carrying value of investments held at cost are accounted for under the cost method. As part of the Company’s impairment review, the Company performs a fair value assessment of the Company’s investments held at cost on an annual basis using the most currently available information.

US GAAP establishes a fair value hierarchy that distinguishes between fair values developed based on market data obtained from sources independent of the reporting entity, and fair values developed using the reporting entity’s own assumptions based on the best information available in the circumstances. The levels of the fair value hierarchy are:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are not based on observable market data.

Veresen has categorized senior debt as Level 2. At December 31, 2016 senior debt had a carrying value of $1,207 million (December 31, 2015 – $924 million) and fair value of $1,236 million (December 31, 2015 – $948 million). The investment held at cost is categorized as Level 3. At December 31, 2016 the investment held at cost had a carrying value of $1,818 million (December 31, 2015 - $1,981 million) and a fair value of $1,818 million (December 31, 2015—$2,010 million). The investment held at cost is denominated in US dollars and fluctuations in exchange rates will result in changes to its carrying value. As a result of the Company’s annual impairment review, the investment in Ruby was remeasured which resulted in the recognition of a $103 million (US$77 million) impairment charge in the fourth quarter of 2016. The key operational assumptions underpinning the Ruby future cash flows are the expected timing of future incremental pipeline throughput volumes and the expected future toll rates. The Company uses discounted cash flow analysis to determine fair value and probability weights various forecasted cash flow scenarios as it considers the possible outcomes. We used a discount factor of 7%.

Financial instruments measured at fair value as at December 31, 2016 were:

	Level 1	Level 2	Level 3	Total
Cash and short-term investments		108		108
Investments held at cost			1,818	1,818

Maturity Analysis of Financial Liabilities

The tables below summarize the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the undiscounted cash flows.

The following table summarizes the maturity analysis of financial liabilities as of December 31, 2016:

	<1 year	1 - 3 years	4 - 5 years	Over 5 years
Accounts payable and other	73
Dividends payable	26
Liabilities associated with assets held for sale	177
Senior debt	304	358	500	50
Other long-term liabilities		14

The following table summarizes the maturity analysis of financial liabilities as of December 31, 2015:

	<1 year	1 -3 years	4 -5 years	Over 5 years
Accounts payable and other	41
Dividends payable	25
Liabilities associated with assets held for sale	33	166
Senior debt	4	606	269	50
Other long-term liabilities		9

Currency Risk

From time to time, the Company has utilized U.S.-denominated debt to hedge a portion of the net investment in its self-sustaining U.S. operations. To the extent these hedges were deemed to be effective, any such gains or losses were recorded in other comprehensive income. For the years ended December 31, 2016 and December 31, 2015, there were no net investment hedges.

On December 31, 2016, approximately 57% of the Company’s total assets were denominated in U.S. dollars (2015 - 61%).

Cross Currency Swaps

As at December 31, 2016, Veresen Midstream, a jointly-controlled business, had two cross currency swaps (“Swaps”). These Swaps were entered into to manage the exposure to changes in interest rates and foreign exchange whereby Veresen Midstream receives variable interest rates denominated in US dollars and pays fixed interest rates denominated in Canadian dollars. The first Swap, obtained on March 31, 2015, had an initial notional amount of US$575 million which declines over the 4-year swap facility, ending March 31, 2019. On May 28, 2015, the Swap was amended as a result of the re-pricing of Veresen Midstream’s US dollar denominated Term Loan, to reflect the reduction of 75 basis points. The second Swap, obtained on September 6, 2016, had an initial notional amount of US$150 million which declines over the remaining term of the swap facility, ending March 31, 2019. Future changes in interest rates and exchange rates will affect the fair value of the Swap, impacting the amount of unrealized gains or losses included in equity income from jointly-controlled businesses recognized in the period. On February 17, 2017, Veresen Midstream successfully re-priced its US denominated Term Loan B, resulting in a reduction of 75 basis points. The transaction is scheduled to close in March 2017.

The following is a summary of the cross currency swap in place as at December 31, 2016:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
Veresen Midstream	USD-BA-LIBOR	5.81%	$364	$23	March 31, 2015 to March 31, 2019
Veresen Midstream	USD-BA-LIBOR	5.49%	$95	$2	September 6, 2016 to March 31, 2019

The following is a summary of the cross currency swap in place as at December 31, 2015:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
Veresen Midstream	USD-BA-LIBOR	5.81%	$383	$32	March 31, 2015 to March 31, 2019

(1)	Veresen’s interest in Veresen Midstream varies for items recognized within the consolidated statement of financial position and the consolidated statement of income. For the purposes of recognizing items in the consolidated statement of financial position, Veresen’s ownership interest is based on Veresen’s holdings on a fully diluted basis, as at the date of the statement of financial position. As at December 31, 2016, this ownership interest is 47.2%. For the purposes of recognizing items in the consolidated statement of income, Veresen’s ownership interest is based on the weighted average of Veresen’s holdings on a fully diluted basis during the financial statement period. For the years ended December 31, 2016 and December 31, 2015 this ownership interest is 47.4% and 47.9%, respectively.

The fair values approximate the amount that Veresen Midstream would have either paid or received to settle the contract, and are included in the Company’s investment in Veresen Midstream.

Interest Rate Hedges

Veresen and its jointly-controlled businesses periodically enter into interest rate hedges to manage interest rate exposures. As at December 31, 2016, York Energy Centre and Grand Valley, all being jointly-controlled businesses within the Company’s discontinued operations, had interest rate hedges. Future changes in interest rates will affect the fair value of the hedges, impacting the amount of unrealized gains or losses included in net income or loss from discontinued operations.

The following is a summary of the interest rate hedges in place as at December 31, 2016:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
York Energy Centre	CAD-BA-CDOR	4.36%	$118	$(22)	April 30, 2012 to June 30, 2032
Grand Valley I	CAD-BA-CDOR	1.52%	$37	$(1)	July 28, 2016 to September 30, 2031
Grand Valley II	CAD-BA-CDOR	2.31%	$83	$(1)	December 31, 2015 to December 31, 2033

The following is a summary of the interest rate hedge in place as at December 31, 2015:

Jointly-Controlled Business	Variable Debt Interest Rate	Fixed Rate	Notional Amount (1)	Fair Value (1)	Term
York Energy Centre	CAD-BA-CDOR	4.36%	$122	$(22)	April 30, 2012 to June 30, 2032
Grand Valley II	CAD-BA-CDOR	2.31%	$86	$(2)	December 31, 2015 to December 31, 2033

The fair values approximate the amount that York Energy Centre and Grand Valley would have either paid or received to settle the contract, and are included in the Company’s investments in York Energy Centre and Grand Valley.

17.	Segmented Information

	Pipelines (5)		Midstream		Power		Corporate(1)		Total
Year ended December 31	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Equity income (loss)	180	129	(26)	(44)	—	—	(5)	(14)	149	71
Dividend income	121	116	—	—	—	—	—	—	121	116
Operating revenues	53	58	—	33	—	—	—	—	53	91
Operations and maintenance	(24)	(28)	—	(11)	—	—	—	—	(24)	(39)
General and administrative	(2)	(2)	—	(1)	—	—	(36)	(22)	(38)	(25)
Project development	—	—	—	—	—	—	(133)	(85)	(133)	(85)
Depreciation and amortization	(15)	(14)	—	(10)	—	—	(4)	(3)	(19)	(27)
Interest and other finance	(4)	(5)	—	—	—	—	(35)	(38)	(39)	(43)
Foreign exchange and other	—	—	—	—	—	—	2	5	2	5
Asset impairment loss	(103)	—	—	—	—	—	—	—	(103)	—
Gain on sale of assets	—	—	—	37	—	—	—	—	—	37

Net income (loss) before tax from continuing operations	206	254	(26)	4	—	—	(211)	(157)	(31)	101
Tax expense(2)	—	—	—	—	—	—	40	(16)	40	(16)

Net income (loss) from continuing operations	206	254	(26)	4	—	—	(171)	(173)	9	85
Discontinued operations
Net income (loss) before tax from discontinued operations	—	—	—	—	(5)	12	—	—	(5)	12
Tax recovery from discontinued operations	—	—	—	—	2	(3)	—	—	2	(3)

Net income (loss) from discontinued operations	—	—	—	—	(3)	9	—	—	(3)	9

Net income (loss), before extraordinary loss	206	254	(26)	4	(3)	9	(171)	(173)	6	94
Extraordinary loss, net of tax	—	(10)	—	—	—	—	—	—	—	(10)

Net income (loss)	206	244	(26)	4	(3)	9	(171)	(173)	6	84
Preferred Share dividends	—	—	—	—	—	—	(26)	(24)	(26)	(24)

Net income (loss) attributable to Common Shares	206	244	(26)	4	(3)	9	(197)	(197)	(20)	60

Total assets(3)	2,519	2,674	948	785	780	925	325	180	4,572	4,564

Capital expenditures(4)	—	—	64	9	—	—	5	7	69	16

(1)	Reflects unallocated amounts applicable to Veresen’s head office activities.
(2)	The Company holds its ownership interests in multiple business lines through partnerships, which are consolidated into various corporate entities. Consequently, the tax provision is determined on a consolidated basis and, as such, the Company is not able to present income tax by segment.
(3)	After giving effect to intersegment eliminations and allocations to businesses.
(4)	Reflects capital expenditures related only to wholly-owned and majority-controlled businesses.
(5)	Includes NRGreen, which is not being sold with the power business and has therefore been retrospectively reclassified to the Pipeline segment

	2016
	Canada	U.S.	Total
Dividend income	—	121	121
Operating revenues from continuing operations	53	—	53
Equity income from jointly-controlled businesses	105	44	149

Investments held at cost	—	1,818	1,818
Investments in jointly-controlled businesses	905	526	1,431
Pipeline, plant and other capital assets	271	38	309

	2015
	Canada	U.S.	Total
Dividend income	—	116	116
Operating revenues from continuing operations	91	—	91
Equity income from jointly-controlled businesses	41	30	71

Investments held at cost	—	1,981	1,981
Investments in jointly-controlled businesses	683	578	1,261
Pipeline, plant and other capital assets	196	39	235

18.	Extraordinary Loss

The extraordinary after-tax loss of $10 million for the year ended December 31, 2015 represents the one-time non-cash net effect of the de-recognition of Alliance’s regulatory assets and liabilities.

As Alliance received regulatory approval from the National Energy Board (“NEB”) and the Federal Energy Regulatory Commission to advance its new services offering effective December 1, 2015, it will be exposed to potential variability in certain future costs and throughput volumes. As such, the majority of Alliance’s operations no longer met all of the criteria required for the continued application of rate regulated accounting under US GAAP, thereby requiring the de-recognition of its regulatory balances as at December 31, 2015. Certain expenditures in Alliance, as approved by the NEB, will continue to be accounted for in accordance with Accounting Standards Codification 980 – Regulated Operations.

19.	Supplemental Cash Flow Information

	Year ended December 31
	2016	2015
Accounts receivable	(11)	28
Other assets	(2)	7
Payables	19	(15)
Interest payable	3	—
Deferred revenue	—	1
Accrued payables	—	(4)

Changes in non-cash operating working capital	9	17

20.	Variable Interest Entities

As a result of adopting ASU 2015-02, a number of entities controlled by the Company are now considered to be VIEs. The Company consolidates VIEs in which it has a variable interest and for which it is considered to be the primary beneficiary. VIEs in which the Company has a variable interest but is not the primary beneficiary are accounted for as equity investments.

Consolidated VIEs

Under the new consolidation standard, a certain number of the Company’s wholly-owned and controlled limited partnerships will continue to be consolidated, but are now deemed to be VIEs. For these limited partnerships, the Company has the power to direct activities that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits. On an aggregate basis, as at December 31, 2016 these VIEs have total assets of $168 million (December 31, 2015 - $177 million) and total liabilities of $117 million (December 31, 2015 - $109 million), of which $77 million (December 31, 2015 - $81 million) relates to non-recourse debt. The assets of these VIEs must first be used for the settlement of the VIEs’ obligations.

	As at December 31,
	2016	2015
Assets
Current Assets
Cash	2	3
Receivables and other	4	8

	6	11
Property, plant and equipment and intangible assets	162	166

	168	177

Liabilities
Current liabilities
Payables and other	7	4
Current portion of long-term senior debt	4	4

	11	8
Long-term senior debt	73	77
Assets Retirement Obligation	33	24

	117	109

Non-consolidated VIEs

The company’s non-consolidated VIE consist of one legal entity, Veresen Midstream, where the Company does not have the power to direct activities that most significantly impact the economic performance of this VIE. The Company is not the primary beneficiary and, consequently, this entity is accounted for as an equity investment (note 6). The maximum exposure to loss as a result of the Company’s involvement with this VIE is limited to the carrying value of the investment (note 6). None of the Company’s other jointly-controlled businesses are classified as VIEs.

21.	Due from jointly-controlled businesses

Due from jointly-controlled businesses is primarily composed of a term loan with the Company. On July 29, 2016, Grand Valley, a jointly-controlled business refinanced its long-term debt, obtaining a term loan from a third party which was used to repay its existing term loan with the Company.

22.	Subsequent Events

On February 21, 2017, the Company announced it had reached agreement with three unrelated third parties to sell its power generation facilities for $1.18 billion, including project level financing. Closing is expected to occur during the second quarter of 2017 subject to the receipt of all necessary approvals.

Dividends

On February 17, 2017, the Company declared a quarterly dividend of $0.275 per share for the period ending March 31, 2017 in respect of the Series A Preferred Shares, payable on March 31, 2017 to shareholders of record on March 15, 2017.

On February 17, 2017, the Company declared a quarterly dividend of $0.3125 per share for the period ending March 31, 2017 in respect of the Series C Preferred Shares, payable on March 31, 2017 to shareholders of record on March 15, 2017.

On February 17, 2017, the Company declared a quarterly dividend of $0.3125 per share for the period ending March 31, 2017 in respect of the Series E Preferred Shares, payable on March 31, 2017 to shareholders of record on March 15, 2017.

On January 20, 2017 and February 23, 2017, the Company declared dividends of $0.0833 per Common Share for each of January and February 2017, respectively. These dividends are payable on February 23, 2017 to shareholders of record on January 31, 2017, and March 23, 2017 to shareholders of record on February 28, 2017, respectively.